                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-3
              FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
                         THE TRUST INDENTURE ACT OF 1939

                             NABORS INDUSTRIES, INC.
                                    (ISSUER)
                             NABORS INDUSTRIES LTD.
                                   (GUARANTOR)
                               (Name of Applicant)



                   515 WEST GREENS ROAD                             2ND FL. INTERNATIONAL TRADING CENTRE
                        SUITE 1200                                                WARRENS
                   HOUSTON, TEXAS 77067                                    ST. MICHAEL, BARBADOS
                TELEPHONE: (281) 874-0035                                TELEPHONE: (246) 421-9471
  (Address and Phone Number of Nabors Industries, Inc.'s       (Address and Phone Number of Nabors Industries
               Principal Executive Offices)                         Ltd.'s Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

              TITLE OF CLASS                                AMOUNT
              --------------                                ------
 Series B Zero Coupon Senior Exchangeable    Up to a maximum aggregate principal
              Notes Due 2023                        amount of $700,000,000

                  Approximate Date Of Proposed Public Offering:
               AS PROMPTLY AS POSSIBLE AFTER THE EFFECTIVE DATE OF
                       THIS APPLICATION FOR QUALIFICATION

                                 BRUCE M. TATEN
                       VICE PRESIDENT AND GENERAL COUNSEL
                         NABORS CORPORATE SERVICES, INC.
                              515 WEST GREENS ROAD
                                   SUITE 1200
                              HOUSTON, TEXAS 77067
                            TELEPHONE: (281) 874-0035
                     (Name and Address of Agent for Service)

                                 WITH A COPY TO:
                             RONALD C. BARUSCH, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                            WASHINGTON, DC 20005-2111
                                 (202) 371-7000

Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                     GENERAL

1.       GENERAL INFORMATION.

         (a) Form of organization: Nabors Industries, Inc. (the "Issuer") and Nabors Industries Ltd. (the "Guarantor" or "Nabors") are both corporations.

         (b) State or other sovereign power under the laws of which organized:
The Issuer is incorporated under the laws of the State of Delaware and the Guarantor is organized under the laws of Bermuda.

2.       SECURITIES ACT EXEMPTION APPLICABLE.

         Pursuant to the terms and subject to the conditions set forth in the Offering Circular, dated November 12, 2004 (the "Offering Circular"), and the accompanying Letter of Transmittal, dated November 12, 2004, the Issuer is offering (the "Exchange Offer") to exchange the Issuer's Series B Zero Coupon Senior Exchangeable Notes Due 2023 (the "New Securities") for the Issuer's Zero Coupon Senior Exchangeable Notes Due 2023 (the "Old Securities"). The complete terms of the Exchange Offer are contained in the Offering Circular and related documents incorporated by reference herein to Exhibits T3E.1 through T3E.6.

         The New Securities will be issued under the indenture (the "New Indenture") to be qualified by this Application for Qualification on Form T-3 (this "Application"). For more detailed information on the New Indenture, see
Item 9 of this Application. The Issuer's obligations under the New Indenture will be guaranteed by Nabors.

         No tenders of Old Securities will be accepted before the effective date of this Application.

         The Exchange Offer is being made by the Issuer in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. There have not been any sales of securities of the same class as the New Securities by the Issuer, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer.

         The Company has retained Georgeson Shareholder as the "Information Agent" and J.P. Morgan Trust Company, National Association as the "Exchange Agent" in connection with the Exchange Offer. The Information Agent and Exchange Agent will provide to the registered holders of the Old Securities (each a "Holder" and collectively, the "Holders") only information otherwise contained in the Offering Circular and related documents and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Securities for New Securities. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer nor will they make recommendations as to acceptance or rejection of the Exchange

Offer. Both the Information Agent and Exchange Agent will be paid reasonable fees directly by the Issuer and/or the Guarantor for their services. Regular employees of the Issuer and the Guarantor, who will not receive additional compensation therefor, may provide information concerning the Exchange Offer to the Holders.

         No Holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Offering Circular.

                                  AFFILIATIONS

3.       AFFILIATES.

         Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         (a) For purposes of this Application only, the officers and directors of each applicant named in response to Item 4 hereof may be deemed affiliates of such applicant by virtue of the positions held by such persons with such applicant.

         (b) The following list sets forth the affiliates of the Issuer and the Guarantor as of the date of this Application (note that jurisdictions of incorporation or organization are set forth in parenthesis and the term "owns" indicates 100% ownership of all voting securities unless another percentage is noted):

NABORS INDUSTRIES LTD. OWNS:

Nabors Malta Holding Company Ltd. (Bermuda), which owns:
     Nabors Malta Ltd. (100% Ordinary A shares)
Nabors Malta Holding Company 2 Ltd. (Bermuda)
Nabors Drilling International II Limited (Bermuda), which owns:
     Nabors Drilling (Labuan) Corporation (Labuan)
Ramshorn International Limited (Bermuda)
Nabors Holdings Ltd. (Bermuda)
Nabors US Holdings Inc. (Delaware), which owns:
     Nabors Acquisition Corp. VIII (Delaware)
Nabors International Finance Inc. (Delaware), which owns:
     Nabors Industries, Inc., which owns:
         Nabors Alaska Services Corp. (Alaska), which owns
              Peak Southwest L.L.C. (Alaska)
         Maple Leaf Financial Services, Inc. (Delaware), which owns:
              Red Deer Financial Services, L.L.C. (Delaware) (90%)
         Yellow Deer Investments Corp. (Nevada), which owns:
              Nabors Drilling USA, LP (Delaware) (99% LPI)
         NDUSA Holdings Corp. (Delaware), which owns
              Nabors Drilling USA, LP (Delaware) (1% GPI), which owns:
                  Nabors Alaska Drilling Inc.  (100% Common Stock, 20% A Pref., 90% B Pref.), which owns:
                      Nabors Gull Corp. (Delaware), which owns:
                           Peak Services USA Ltd. (Texas LP) (99% LPI)

                           Peak USA Energy Services, Ltd. (Texas LP) (99% LPI)
                      Nabors Shipping Company (Delaware)
                  Nabors Acquisition Corp. IV (Delaware)
                  Ramshorn Investments, Inc. (Delaware)
                  Oak Leaf Investments, Inc. (Delaware), which owns:
                      Nabors International Holdings Ltd. (Bermuda), which owns:
                           Nabors Drilling Canada ULC (Nova Scotia), which owns:
                               3064297 Nova Scotia Company (Nova Scotia), which owns:
                                    Nabors Exchangeco (Canada) Inc. (Canada), which owns
                                        Nabors Drilling Limited (Canada) (Class B and C Common)
                                Nabors Drilling Limited (Canada) (Class A Common), which owns:
                                    3064297 Nova Scotia Company (Nova Scotia) (100%  Class B Pref.)
                                    Blue Door LLC (Delaware)
                                    Ryan Energy Technologies (Alberta Partnership) (65.36% GPI), which owns:
                                        Nabors Canada LP (Alberta) (92.98% LPI), which owns:
                                            Nabors Alaska Drilling, Inc. (Alaska) (80% Class A Pref., 10% Class B Pref.)
                                            5148 N.W.T. Ltd. (NWT)
                                    Nabors Canada ULC (Nova Scotia), which owns:
                                        Nabors Canada LP (Alberta) (7.02% GPI)
                                        Core Fabrication Inc. (Alberta)
                                        Petroquest Limited (Cyprus), which owns:
                                            Angio Stavropol Petroleum Limited (Cyprus), which owns:
                                                 ASTA Partnership (Russia) (55%)
                                            Quest Energy Services Limited (United Kingdom)
                                            Angio Stavropol Oil Company Limited (Cyprus), which owns:
                                                 ASTA-R Partnership (Russia) (55%)
                                    Ryan Energy Technologies International, Inc. (Barbados)
                                    Ryan Energy Technologies de Venezuela, C.A. (Venezuela)
                                    Bonus International Services Ltd. (Bermuda), which owns:
                                        Bonus Holdings Inc. (BVI), which owns:
                                            Bonus Well Servicing Australia Pty Ltd. (Australia), which owns:
                                                 Bonus Well Servicing Australia (W.A.) Pty Ltd. (Australia)
                               6041540 Canada Inc. (Canada), which owns:
                                    Blue Deer LLC (Delaware)
                      Acorn Holdings II ULC (Nova Scotia)
                      Nabors Holding I, ULC (Nova Scotia), which owns:
                           A H Finance Limited Partnership (Alberta) (99.9% GPI), which owns:
                               Nabors Drilling Limited (Canada) (Class H Common Shares)
         Nabors Capital Ltd. (Delaware)
         Nabors Corporate Services, Inc. (Delaware), which owns:
              SOL Insurance Limited (Bermuda)
              Serendipity Investments, Ltd. (Delaware)
         Ryan Energy Technologies USA, Inc. (Delaware), which owns:
              Data Wise Solutions Inc. (Delaware)
         Canrig Drilling Technology Ltd. (Delaware)
         Epoch Well Services, Inc. (Delaware), which owns:
              Epoch Well Services Canada Ltd. (Canada)
         Nabors Energy Services (Britain) Limited (England)
         Nabors Maritime Holdings Inc. (Delaware), which owns:
              Nabors US Finance LLC (Delaware)
         Nabors Holding Company (Delaware) (94.95%), which owns:
              Pool Company (Delaware), which owns:
                  Pool International (Trinidad) Limited (Trinidad & Tobago)
                  Nabors Mexico Inc. (Delaware)
                  Nabors Offshore Corporation (Delaware)
                  Pool International, Inc. (Texas), which owns:
                      Pool Alaska, Inc. (Delaware)
                  Pool Well Services Co. (Delaware), which owns:
                      PCNV, Inc. (Nevada), which owns:
                           Pool Company Texas Ltd. (Texas) (99% PI)
                  Nabors International Inc. (Delaware), which owns:
                      Nabors Yemen, Ltd. (Delaware)

                      Loffland Brothers Company of Canada (Delaware), which owns:
                           Loffland Brothers de Venezuela, C.A. (Venezuela)
                      Nabors Management Ltd. (Bermuda), which owns:
                           Nabors Drilling International Limited (Bermuda), which owns:
                               Integrated Oilfield Services, Ltd. (Bermuda)
                               Sundowner Offshore International (Bermuda) Limited (Bermuda), which owns:
                                    Nabors Offshore Americas S.a r.l. (Luxembourg), which owns:
                                        Nabors Perforaciones de Mexico, S. de R.L. de C.V. (Mexico) (1%)
                                        Nabors Employer Services Mexico, S. de R.L. de C.V. (Mexico) (1%)
                                        Nabors Luxembourg S.a r.l. (Luxembourg)
                                        Nabors Offshore Netherlands B.V. (Netherlands), which owns:
                                            Nabors Perforaciones de Mexico, S. de R.L. de C.V. (Mexico) (99%)
                                            Nabors Employer Services Mexico, S. de R.L. de C.V. (Mexico) (99%)
                                            Sea Mar Mexico, S. de R.L. de C.V. (Mexico) (49%)
                               Pool International Argentina, S.A. (Argentina)
                               Pool International Ltd. (Cayman Islands), which owns:
                                    Pool International (Malaysia) Sdn. Bhd. (Malaysia) (49%)
                               International Sea Drilling Ltd. (Cayman Islands), which owns:
                                    Integrated Oilfield Equipment, Ltd. (Bermuda)

                             MANAGEMENT AND CONTROL

4.       DIRECTORS AND EXECUTIVE OFFICERS.

         List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices held or to be held by each person named.

                             Nabors Industries Ltd.

         The names of the directors and executive officers of the Guarantor are set forth below. The mailing address for each of the directors and executive officers is 2nd Fl. International Trading Centre, Warrens, St. Michael, Barbados.

Name                          Title
-------------------           --------------------------------------------------------------
Eugene M. Isenberg            Director, Chairman & Chief Executive Officer
Alexander M. Knaster          Director
James L. Payne                Director
Anthony G. Petrello           Director, Deputy Chairman, President & Chief Operating Officer
Hans W. Schmidt               Director
Myron M. Sheinfeld            Director
Jack Wexler                   Director
Martin J. Whitman             Director
Bruce P. Koch                 Vice President & Chief Financial Officer
Daniel McLachlin              Vice President - Administration & Secretary

                             Nabors Industries, Inc.

         The names of the directors and executive officers of the Issuer are set forth below. The mailing address for each of the directors and executive officers is 515 West Greens Road, Suite 1200, Houston, Texas 77067.

Name                      Title
--------------------      --------------------------------------------------
Malcolm Calkins           Director
Eugene M. Isenberg        Chairman
Bruce P. Koch             Vice President - Finance & Chief Financial Officer
Christopher Papouras      Director & Secretary
Anthony G. Petrello       Director, President & Chief Operating Officer

5.       PRINCIPAL OWNERS OF VOTING SECURITIES.

         Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

                             Nabors Industries Ltd.

         As of October 31, 2004, Nabors believes that the following person owns more than 10 percent of Nabors' voting securities:

                                          Title of Class        Amount Owned            Percentage of Voting
Name and Complete Mailing Address             Owned           (Number of Shares)          Securities Owned
---------------------------------         ---------------     ------------------        --------------------
AXA Financial Inc.                        Common Stock           17,190,304(1)                 11.5%(2)
1290 Avenue of the Americas
New York, NY 10104

                             Nabors Industries, Inc.

         As of the date of this Application, Nabors International Finance Inc. ("Nabors International") owns 100% of the voting securities of the Issuer and the Guarantor owns 100% of the voting securities of Nabors International.

                                  UNDERWRITERS

6.       UNDERWRITERS.

----------

(1) Based solely on the information contained in the Schedule 13G of AXA Financial Inc. filed with the Securities and Exchange Commission on June 30, 2004, the shares listed include (i) 17,047,399 shares beneficially owned by Alliance Capital Management L.P., (ii) 142,905 shares beneficially owned by Equitable Life Assurance Society, and AXA has sole voting power with respect to 7,256,534 shares and sole dispositive power with respect to 17,172,594 shares.

(2) Calculation based on 149,511,119 shares outstanding and entitled to vote on October 31, 2004.

         Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing this application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing this application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         (a) The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of Nabors' or the Issuer's securities and the title of each security underwritten:

Underwriter's Name and Mailing Address                Security (or Securities) Underwritten
--------------------------------------                ----------------------------------------------------
Citigroup Global Markets Inc.                         o        Zero Coupon Senior Exchangeable Notes Due
388 Greenwich Street                                           2023 of the Issuer
New York, NY  10013                                   o        Guarantee by Nabors (Related to Zero Coupon
                                                               Senior Exchangeable Notes Due 2023)

Morgan Stanley & Co. Incorporated                     o        Zero Coupon Convertible Senior Debentures
1585 Broadway                                                  Due 2021
New York, NY  10036

Lehman Brothers Inc.                                  o        5.375% Senior Notes Due 2012 of the Issuer
745 Seventh Avenue                                    o        Guarantee Related to 5.375% Senior Notes Due
New York, NY 10019                                             2012 by Nabors
                                                      o        Guarantee Related to 4.875% Senior Notes Due
                                                               2009 by Nabors and the Issuer

         (b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

                               CAPITAL SECURITIES

7.       CAPITALIZATION.

         (a) Furnish the following information as to each authorized class of securities of the applicant.

         As of October 31, 2004, Nabors and the Issuer had the following securities outstanding:

Title of Class                                                 Amount Authorized           Amount Outstanding
----------------------------------------------------------     ------------------          --------------------------
Common Shares issued by Nabors                                 400,000,000 shares          149,511,119

Preferred Shares issued by Nabors                              25,000,000 shares           1 special voting preferred
                                                                                           share

Common Stock issued by the Issuer                              1,000 shares                10 shares

Zero Coupon Convertible Senior Debentures Due 2021, issued     $1,381,200,000              $1,200,200,000
by the Issuer

Zero Coupon Senior Exchangeable Notes Due 2023, issued by      $700,000,000                $700,000,000
the Issuer

4.875% Senior Notes Due 2009, issued by Nabors Holding I,      $225,000,000                $225,000,000
ULC(3)

5.375% Senior Notes Due 2012, issued by the Issuer             $275,000,000                $275,000,000

Exchangeable Shares of Nabors Exchangeco (Canada) Inc.(4)      Unlimited                   245,982 shares

         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Holders of Nabors' common shares, par value $0.001 per share, are entitled to one vote for each share registered in such holder's name.

         Nabors' special voting preferred share, par value $0.001, has been issued to Computershare Trust Company of Canada, as trustee under a voting and exchange trust agreement among Nabors, Nabors Exchangeco (Canada) Inc., a Canadian corporation and an indirect subsidiary of Nabors and such trustee. The special voting preferred share was issued in connection with Nabors' acquisition of Enserco Energy Services Company Inc. and Ryan Energy Technologies Inc., both Canadian corporations. Nabors Exchangeco shares are exchangeable for Nabors' common shares, at each holder's option, on a one-for-one basis and are listed on the Toronto Stock Exchange. Additionally, these exchangeable shares have essentially identical rights as Nabors' common shares, including but not limited to voting rights and the right to receive dividends, if any. Except as otherwise required by law, Nabors' memorandum of association or Nabors' bye-laws, the one special voting preferred share will possess a number of votes for the election of directors and on all other matters submitted to a vote of Nabors' shareholders equal to the number of outstanding exchangeable shares of Nabors Exchangeco from time to time not owned by Nabors or any entity controlled by Nabors. The holders of Nabors' common shares and the holder of the special voting preferred shares will vote together as a single class on all matters on which holders of Nabors' common shares are eligible to vote. As of October 29, 2004, there were 245,982 exchangeable shares of Nabors Exchangeco issued and outstanding not owned by Nabors or any entity controlled by Nabors.

----------
(3) Nabors and the Issuer unconditionally guaranteed the 4.875% senior notes due 2009 issued by Nabors Holding I, ULC, an indirect, wholly owned subsidiary of Nabors and the Issuer.

(4)      Exchangeable for Nabors' common shares on a one-for-one basis.

         Holders of the Issuer's common stock, par value $0.01 per share, are entitled to one vote for each share held by such holder.

                              INDENTURE SECURITIES

8.       ANALYSIS OF INDENTURE PROVISIONS.

         Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

                                 New Securities

         The New Securities will be issued under a new indenture (the "New Indenture"), by and among the Issuer, the Guarantor, and J.P. Morgan Trust Company, National Association as trustee (the "Trustee"). The following is a general description of certain provisions of the New Indenture, and the description is qualified in its entirety by reference to the Form of Indenture Relating to the New Securities filed as Exhibit T3C.1 hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the New Indenture.

         (a)      Event of Default

         Under the New Indenture, events of default are defined as:

         (1) a default in the payment of the Principal Amount, Redemption Price, Purchase Price or a Fundamental Change Purchase Price on any New Security, where such default continues for a period of ten days;

         (2) a default in the payment of accrued Contingent Interest, if any, or Additional Amounts, if any, or a Make-Whole Premium, if any, on any New Security, where such default continues for a period of 30 days;

         (3) the Issuer or the Guarantor's failure for 20 days to deliver cash or a combination of cash and Nabors' common shares (including cash in lieu of fractional shares) when required to be delivered following the exchange of a New Security;

         (4) the Issuer or the Guarantor's failure to comply with any of its other agreements in the New Securities or the New Indenture upon the receipt by the Issuer of notice of the default by the Trustee or by holders of not less than 25% in aggregate Principal Amount of the New Securities then outstanding, where the Issuer and the Guarantor fail to cure the default within 90 days after receipt of the notice;

         (5) certain events of the Issuer or the Guarantor's bankruptcy or insolvency; or

         (6) the failure to keep the Guarantor's full and unconditional guarantee in place.

         The Trustee will give notice to holders of the New Securities of any continuing Default known to the Trustee within 90 days after the Trustee becomes aware of such Default; provided that, except in the case of a Default as described in clauses (1) and (2) above, the Trustee may withhold notice if it determines in good faith that withholding the notice is in the interests of the holders.

         (b) Authentication and Delivery of the New Securities and Application of Proceeds.

         The New Securities shall be executed on behalf of the Issuer by one Officer of the Issuer. The signature of an Officer may be manual or facsimile.

         No security shall be entitled to any benefit under the New Indenture or be valid or obligatory for any purpose unless there appears on such security a certificate of authentication substantially in the form provided in the New Indenture duly executed by the Trustee by manual signature of an authorized signatory, and such certificate upon any security shall be conclusive evidence, and the only evidence, that such security has been duly authenticated and delivered under the New Indenture.

         The Trustee shall authenticate and deliver securities (i) for original issue in an aggregate Principal Amount up to $700,000,000 upon a Company Order without any further action by the Issuer, and (ii) any amount of additional New Securities specified by the Issuer after the Issue Date, in each case, upon a written order of the Issuer signed by one Officer of the Issuer; provided, however, that no additional New Securities may be issued or guaranteed if a Default or Event of Default shall have occurred and be continuing.

         The aggregate Principal Amount of New Securities outstanding at any time may not exceed the aggregate Principal Amount of New Securities authorized for issuance by the Issuer pursuant to one or more written orders of the Issuer, except as provided in Section 2.07 of the New Indenture. Subject to the foregoing, the aggregate principal amount of New Securities that may be issued under the New Indenture shall not be limited.

         There will be no proceeds resulting from the issuance of the New Securities.

         (c)      Release of Property Subject to Lien

         Not applicable.

         (d)      Satisfaction and Discharge

         When (i) the Issuer delivers to the Trustee all outstanding New Securities (other than securities replaced pursuant to Section 2.07 of the New Indenture) for cancellation or (ii) all outstanding New Securities have become due and payable and the Issuer deposits with the Trustee cash and/or securities, as permitted by the terms of the New Indenture, sufficient to pay at Stated Maturity the Principal Amount of all outstanding New Securities (other than Securities replaced pursuant to Section 2.07 of the New Indenture), and if in either case the Issuer pays all other sums payable by the Issuer, then the New Indenture shall, subject to Section 7.07 thereof, cease to be of further effect. The Trustee shall join in the execution of a document prepared by the Issuer acknowledging satisfaction and discharge of the New Indenture on demand of the Issuer accompanied by an Officers' Certificate and Opinion of Counsel and at the cost and expense of the Issuer.

         (e)      Evidence of Compliance with Conditions and Covenants

         The Issuer and the Guarantor shall each deliver to the Trustee, within 120 days after the end of each fiscal year of the Issuer, an Officers' Certificate in which one of the two Officers signing such certificate is either the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer of the Issuer or the Guarantor, as applicable, stating whether or not to the knowledge of the signers thereof the Issuer or the Guarantor, as applicable, is in default in the performance and observance of any of the terms, provisions and conditions of the New Indenture (without regard to any period of grace or requirement of notice provided thereunder) and, if the Issuer or the Guarantor, as applicable, shall be in default, specifying all such defaults and the nature and status thereof of which the signers may have knowledge.

         The Issuer and the Guarantor will deliver to the Trustee, as soon as possible and in any event within five days, upon becoming aware of any default or any Event of Default, an Officers' Certificate specifying with particularity such default or Event of Default and further stating what action the Issuer and the Guarantor has taken, is taking or proposes to take with respect thereto.

9.       OTHER OBLIGORS.

         Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon indentured securities.

         None.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

         This Application comprises:

         (a) Pages numbered 1 to 16, consecutively;

         (b) The statement of eligibility and qualification of the Trustee under the New Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1); and

         (c) The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

                  (i) Exhibit T3A.1 - Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit
                           3.3 to the Guarantor's Registration Statement on Form S-4 (Registration No. 333-100492-01) filed with the Securities and Exchange Commission (the "Commission") on October 11, 2002).

                  (ii) Exhibit T3A.2 - Memorandum of Association of the Guarantor (incorporated by reference to Annex II to the proxy statement/prospectus included in the Guarantor's Registration Statement on Form S-4 (Registration No. 333-76198) filed with the Commission on May 10, 2002, as amended).

                  (iii) Exhibit T3B.1 - Restated By-Laws of the Issuer (incorporated by reference to Exhibit 3.4 to the Guarantor's Registration Statement on Form S-4 (Registration No. 333-100492-01) filed with the Commission on October 11, 2002).

                  (iv) Exhibit T3B.2 - Amended and Restated By-Laws of the Guarantor (incorporated by reference to Annex III to the proxy statement/prospectus included in the Guarantor's Registration Statement on Form S-4 (Registration No. 333-76198) filed with the Commission on May 10, 2002, as amended).

                  (v) Exhibit T3C.1* - Form of Indenture Relating to the New Securities, by and among the Issuer, the Guarantor and the Trustee.

                  (vi)     Exhibit T3D - Not applicable.

                  (vii) Exhibit T3E.1* - Offering Circular, dated as of November 12, 2004.

                  (viii) Exhibit T3E.2* - Letter of Transmittal, dated as of November 12, 2004.

                  (ix) Exhibit T3E.3* - Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated as of November 12, 2004.

                  (x) Exhibit T3E.4* - Letter to Clients, dated as of November 12, 2004.

                  (xi) Exhibit T3E.5* - Notice of Guaranteed Delivery, dated as of November 12, 2004.

                  (xii) Exhibit T3E.6* - Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

                  (xiii) Exhibit T3E.7* - Press Release of Nabors Industries Ltd., dated November 12, 2004.

                  (xiv) Exhibit T3F* - Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

                  (xv) Exhibit 25.1* - Form T-1 Qualifying J.P. Morgan Trust Company, National Association as Trustee under the Indenture to be Qualified.


----------
* Filed herewith.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Nabors Industries, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston, and state of Texas, on November 12, 2004.

(SEAL)
                                     NABORS INDUSTRIES, INC.


                                     By: /s/ Bruce P. Koch
                                         ---------------------------------------
                                         Name: Bruce P. Koch
                                         Title: Vice President - Finance & Chief
                                                Financial Officer


Attested By: /s/ Christopher Papouras
            --------------------------
            Name: Christopher Papouras
            Title: Secretary

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Nabors Industries Ltd., a corporation organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in St. Michael, Barbados, on November 12, 2004.

(SEAL)
                                    NABORS INDUSTRIES LTD.


                                    By: /s/ Daniel McLachlin
                                        ----------------------------------------
                                        Name:  Daniel McLachlin
                                        Title: Vice President -
                                               Administration & Secretary

Attested By: /s/ Daniel McLachlin
            --------------------------
            Name:  Daniel McLachlin
            Title: Vice President -
                   Administration &
                   Secretary

                                 EXHIBIT INDEX

EXHIBIT                     DESCRIPTION
-------------------         ----------------------------------------------------
Exhibit T3A.1               Restated Certificate of Incorporation of the Issuer
                            (incorporated by reference to Exhibit 3.3 to the
                            Guarantor's Registration Statement on Form S-4
                            (Registration No. 333-100492-01) filed with the
                            Securities and Exchange Commission (the
                            "Commission") on October 11, 2002).

Exhibit T3A.2               Memorandum of Association of the Guarantor
                            (incorporated by reference to Annex II to the proxy
                            statement/prospectus included in the Guarantor's
                            Registration Statement on Form S-4 (Registration No.
                            333-76198) filed with the Commission on May 10,
                            2002, as amended).

Exhibit T3B.1               Restated By-Laws of the Issuer (incorporated by
                            reference to Exhibit 3.4 to the Guarantor's
                            Registration Statement on Form S-4 (Registration No.
                            333-100492-01) filed with the Commission on October
                            11, 2002).

Exhibit T3B.2               Amended and Restated Bye-Laws of the Guarantor
                            (incorporated by reference to Annex III to the proxy
                            statement/prospectus included in the Guarantor's
                            Registration Statement on Form S-4 (Registration No.
                            333-76198) filed with the Commission on May 10,
                            2002, as amended).

Exhibit T3C.1*              Form of Indenture Relating to the New Securities,
                            by and among the Issuer, the Guarantor and the
                            Trustee.

Exhibit T3E.1*              Offering Circular, dated as of November 12, 2004.

Exhibit T3E.2*              Letter of Transmittal, dated as of November 12, 2004.

Exhibit T3E.3*              Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees, dated as of
                            November 12, 2004.

Exhibit T3E.4*              Letter to Clients, dated as of November 12, 2004.

Exhibit T3E.5*              Notice of Guaranteed Delivery, dated as of
                            November 12, 2004.

Exhibit T3E.6*              Guidelines for Certification of Taxpayer
                            Identification Number on Substitute Form W-9.

Exhibit T3E.7*              Press Release of Nabors Industries Ltd., dated
                            November 12, 2004.

Exhibit T3F*                Cross reference sheet showing the location in the
                            New Indenture of the provisions inserted therein
                            pursuant to Sections 310 through 318(a), inclusive,
                            of the Trust Indenture Act of 1939.

Exhibit 25.1*               Form T-1 Qualifying J.P. Morgan Trust Company,
                            National Association as Trustee under the Indenture to be Qualified.



----------
*        Filed herewith.